Exhibit 1

For immediate release
Trading symbol: TSE NYSE — GLG	March 6, 2002

GLAMIS GOLD AND FRANCISCO GOLD TO MERGE
CREATING THE PREMIER INTERMEDIATE GOLD COMPANY.

Reno, Nevada and Vancouver, B.C., March 6, 2002 – Glamis Gold Ltd. (TSE/NYSE:GLG) and Francisco Gold Corp. (CDNX:FGX) today announced that they have entered into an agreement whereby Glamis will acquire all of the issued and outstanding shares of Francisco pursuant to a plan of arrangement. The transaction will join Glamis’ operational and financial strength with Francisco’s pipeline of high quality development and exploration projects to create the premier intermediate gold company. Francisco’s principal assets are the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala.

Under the agreement, Glamis is offering to exchange 1.55 Glamis common shares and 1 share in a new exploration company (“ExploreCo”) for each issued Francisco share. Francisco will transfer to ExploreCo Cdn.$25 million in cash (Cdn. $1.50 per share), certain early stage Nicaraguan exploration assets and a two percent net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. Glamis will retain a right to acquire a 5% stake in ExploreCo.

Based on the 20-day weighted average trading price for Glamis’ common shares on The Toronto Stock Exchange of Cdn.$7.63, the transaction values each Francisco share at Cdn.$13.33. Glamis will issue approximately 25.7 million common shares under the transaction such that at closing it will have approximately 109.3 million common shares outstanding. Completion of the transaction is subject to approval by Francisco shareholders and regulatory authorities.

The Board of Directors of each company has unanimously approved the transaction. Certain shareholders, officers and directors of Francisco, holding approximately 14% of the outstanding shares of Francisco, have agreed to enter into lock-up and support arrangements with Glamis under which they will vote in favor of the transaction. If Francisco terminates the transaction as a result of a superior offer, Glamis will receive a break fee of Cdn.$8.6 million.

“After nearly two years of work, I am delighted to announce this transaction,” said Kevin McArthur, President & CEO of Glamis. “We expect El Sauzal to become Glamis’ next showplace mine, producing 170,000 ounces of gold for 10-plus years at cash costs below US$120 per ounce. We’re also very excited about the Marlin project in Guatemala, where we see plus-million ounce potential, and an advancement of our Central America strategy, including development and operational synergies among our San Martin mine, Cerro Blanco project and the Marlin project.”

“This is a great day for the shareholders of Francisco” said Randy Reifel, President of Francisco. “Francisco’s discovery and accomplishments at El Sauzal and Marlin have been recognized, and we still are able to continue our exploration efforts in Nicaragua and elsewhere in a well-funded new company. All of us at Francisco wanted to see El Sauzal and Marlin developed by a qualified and experienced mine development team, and Glamis is one of the best in the industry. The transaction will provide value to all shareholders of Glamis, both new and old. I look forward to joining and working with the Glamis Board of Directors.”

ACCRETIVE TO NET ASSET VALUE, SIGNIFICANT INCREASE IN GOLD LEVERAGE

Francisco’s high grade El Sauzal project provides additional growth and gold leverage to Glamis. The transaction is immediately accretive to the net asset value per Glamis common share and Glamis’ proven and probable recoverable gold reserves will increase by approximately 34% on a per share basis. Glamis’ total proven and probable reserves will increase by over 50% to 5.0 million ounces of gold.

Mr. McArthur added that “gold leverage is a key component of Glamis’ strategy and this transaction significantly increases the gold leverage per Glamis share, while retaining Glamis’ financial flexibility.” In addition, he stated “the transaction is an important step in realizing Glamis’ goal of 500,000 ounces of annual gold production in the near term, while maintaining cash costs below $150 per ounce”.

Glamis was advised by Research Capital Corporation and Francisco was advised by Macquarie North America.

Glamis Gold Ltd. is the premier intermediate gold producer with over 20 years of experience operating mines in California, Nevada, Mexico and Honduras. Glamis remains debt-free and unhedged. In 2002, Glamis expects to produce approximately 255,000 ounces of gold at a total cash cost of $172 per ounce.

Glamis and Francisco will host a conference call to discuss this transaction today, March 6, 2002, at 11:00 a.m. EST (8:00 a.m. PST). You may participate in the conference by dialing (877) 516-1543 in North America or (706) 679-3103 outside of North America and asking for the Glamis Conference Call. The call and presentation materials will be available on Glamis’ web site www.Glamis.com. A replay of the call will be available for one week by dialing (800) 642-1687 in North America or (706) 645-9291 outside of North America and entering the conference ID number 3440014.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve determination, the timing of the development of new deposits, the Company’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis’ Form 10-K, in Francisco’s Annual Information Form, and in the Information Circular that will be filed in connection with this transaction. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

David L. Hyatt, VP Investor Relations Glamis Gold Ltd. 5190 Neil Road, Suite 310 1-775-827-4600	Website: email requests for investor packets to: email questions/correspondence to:	www.glamis.com info@glamis.com davidh@glamis.com